SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                          FORM 10-C

          REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                  INTERDEALER QUOTATION SYSTEM
           FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                     AND 15d-17 THEREUNDER

                     EcoScience Corporation
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(Exact name of issuer as specified in charter)

        10 Alvin Court, East Brunswick, New Jersey  08816
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            (Address of principal executive offices)

Issuer's telephone number, including area code   (908) 432-8200
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           I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security  Common Stock, $.01 par value per share
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2.  Number of shares outstanding before the change  9,342,177
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3.  Number of shares outstanding after the change  10,382,177
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shares plus warrants to purchase an aggregate of 156,000 shares
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of Common Stock
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4.  Effective date of change  September 27, 1996
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5.  Method of change:  Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) private placement
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Give brief description of transaction  1,040,000 shares of Common
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Stock sold in a private placement, and, in connection with such
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offering, the issuance of warrants to purchase 156,000 shares of
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Common Stock
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                  II. CHANGE IN NAME OF ISSUER

1.  Name prior to change
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2.  Name after change
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3.  Effective date of charter amendment changing name
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4.  Date of shareholder approval of change, if required
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Date  October 4, 1996          						  /s/ Harold A. Joannidi
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                                       Mr. Harold A. Joannidi
                                       Treasurer and Secretary